Contact

www.linkedin.com/in/mohamed-kapadia-76857a206 (LinkedIn)

Top Skills

Business Consulting
Microsoft PowerPoint
Microsoft Excel

Mohamed Kapadia

Vice president of Groomit for Pets.
White Plains, New York, United States

Summary

Graduate from Fordham University with a degree in Finance. Vice President of Groomit, leading the creation of an innovative tech platform connecting dog owners and groomers. Expertise in financial analysis, strategic planning, and business development, driving the success and growth of the marketplace.

Experience

Groomit for Pets, LLC
Vice President of Finance And Operations
January 2022 - Present (3 years 5 months)
Yonkers, New York, United States

Plan, direct, coordinate, and oversee operations activities in the organization, ensuring development and implementation of efficient operations and cost-effective systems to meet current and future needs of the organization.

Groomit for Pets
Head Of Supply Chain Management
January 2020 - January 2022 (2 years 1 month)
Yonkers, New York, United States

Manage supply relationships with 100+ groomers. Helping to keep track of groomer appointment preparations.

Education

Fordham University
Bachelor of Business Administration - BBA, Finance · (2020 - 2024)